Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-177307

February 29, 2012

PepsiCo, Inc.

0.750% Senior Notes due 2015

2.750% Senior Notes due 2022

4.000% Senior Notes due 2042

Issuer:	PepsiCo, Inc.

Ratings (Moody’s /S&P):	Aa3 / A- (negative / stable outlook)

Trade Date:	February 29, 2012

Settlement Date (T+3):	March 5, 2012

Title of Securities:	0.750% Senior Notes due 2015	2.750% Senior Notes due 2022	4.000% Senior Notes due 2042

Aggregate Principal Amount Offered:	$750,000,000	$1,250,000,000	$750,000,000

Maturity Date:	March 5, 2015	March 5, 2022	March 5, 2042

Interest Payment Dates:	Semi-annually on each March 5 and September 5, commencing on September 5, 2012.	Semi-annually on each March 5 and September 5, commencing on September 5, 2012.	Semi-annually on each March 5 and September 5, commencing on September 5, 2012.

Benchmark Treasury:	0.250% due February 15, 2015	2.000% due February 15, 2022	3.125% due November 15, 2041

Benchmark Treasury Yield:	0.415%	1.970%	3.068%

Spread to Treasury:	+35 bps	+80 bps	+95 bps

Re-offer Yield:	0.765%	2.770%	4.018%

Coupon:	0.750%	2.750%	4.000%

Price to Public:	99.956%	99.826%	99.688%

Optional Redemption:	Make-whole call at Treasury rate plus 5 basis points	Make-whole call at Treasury rate plus 12.5 basis points	Make-whole call at Treasury rate plus 15 basis points

Daycount Fraction:	30 / 360	30 / 360	30 / 360

CUSIP/ISIN:	713448 BX5 / US713448BX57	713448 BY3 / US713448BY31	713448 BZ0 / US713448BZ06

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Bookrunners:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	ANZ Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. TD Securities (USA) LLC Drexel Hamilton, LLC Muriel Siebert & Co., Inc.

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An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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